477 Madison Avenue Sixth Floor New York, New York 10022 212.367.7079 capitalaccesspoint.com NELSON SHAPIRO nshapiro@sheffordcapitalpartners.com

March 7, 2018

United States Securities and Exchange Commission Washington, D.C. 20549

Julia Griffith

Via email

Mrs. Griffith,

Today, I filed an amendment to the 10-12G filing, for Capital Access Point I, Inc. (File/Firm Number 000- 55883), filed initially on January 16, 2018.

Per your request, the amendment includes the addition of the Company’s by-laws as an exhibit.

Sincerely,

Nelson Shapiro

President